UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CRINETICS PHARMACEUTICALS INC
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

22663K107
 (CUSIP Number)

 December 31, 2023
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒      Rule 13d-1(b)

☐      Rule 13d-1(c)

☐      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages

CUSIP No. 22663K107	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
BRAIDWELL LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 22663K107	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
BRAIDWELL MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

CUSIP No. 22663K107	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
ALEXANDER T. KARNAL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 22663K107	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS
BRIAN J. KREITER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

CUSIP No. 22663K107	Page 6 of 8 Pages
Item 1(a).	Name of Issuer:

Crinetics Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10222 Barnes Canyon, Bldg. #2
San Diego, CA 92121

Item 2(a).	Name of Person Filing

This initial filing is being jointly filed by Braidwell LP, Braidwell Management LLC, Alexander Karnal and Brian Kreiter (the “the Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of each Reporting Person is:
2200 Atlantic St
4th Floor
Stamford, CT 06902

Item 2(c).	Citizenship:

Braidwell LP is a limited partnership organized under the laws of the State of Delaware. Braidwell Management LLC is a limited liability company organized under the laws of the State of Delaware. Alexander Karnal and Brian Kreiter are both citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

22663K107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

(e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

Item 4.	Ownership:

See Items 5 through 9 for each Reporting Person.

CUSIP No. 22663K107	Page 7 of 8 Pages
Item 4(a)	Amount Beneficially Owned:

0 Shares.

Item 4(b)	Percent of Class:

0%

Item 4(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote:	-0-
(ii)	Shared power to vote or direct the vote:	-0-
(iii)	Sole power to dispose or direct the disposition of:	-0-
(iv)	Shared power to dispose or direct the disposition of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

The information in Item 4 is incorporated herein.

Item 8.	Identification and Classification of Members of the Group:

n/a

Item 9.	Notice of Dissolution of Group:

n/a

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above  were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 22663K107	Page 8 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
BRAIDWELL MANAGEMENT LLC AS GENERAL PARTNER OF BRAIDWELL LP

	BY:	/S/ MANISH K. MITAL
NAME: MANISH K. MITAL
TITLE: AUTHORIZED SIGNATORY

BRAIDWELL MANAGEMENT LLC

	BY:	/S/ MANISH K. MITAL
NAME: MANISH K. MITAL
TITLE: AUTHORIZED SIGNATORY

ALEXANDER T. KARNAL
/s/ ALEXANDER T. KARNAL

BRIAN J. KREITER
/s/ BRIAN J. KREITER